Exhibit 14.1

Code of Ethics

As Approved March 23, 2024

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Introduction

The reputation of Cocrystal Pharma, Inc. (the “Company”) is built upon basic principles of ethical behavior, individual integrity and personal commitment. This reputation can be retained only if all the Company’s employees establish and adhere to the highest moral and ethical standards in the conduct of the Company’s business.

This Code of Ethics (the “Code”) governs the work behavior and business relationships of the Company’s directors, officers and employees with customers, competitors, governmental officials, the media, vendors, communities, the general public and each other. The purpose of this Code is to advise you of the Company’s policies regarding ethics and standards of business conduct and to otherwise assist directors, officers and employees in making decisions on behalf of the Company and in avoiding conflicts of interest.

Unless otherwise indicated, any questions regarding this Code should be directed to your direct manager, an officer of the Company. Employees are encouraged to discuss with one of our Co-Chief Executive Officers of the Company any concerns they may have related to the interpretation and application of this Code.

All the Company’s directors, officers and employees are covered by the Code.

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Employee Conduct Policies

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Standards of Conduct

To ensure orderly operations and provide the best possible work environment, Cocrystal expects employees to follow rules of conduct that will protect the interests and safety of employees and the organization. Whether you are on or off duty, your conduct reflects on Cocrystal. You are, consequently, encouraged to observe the highest standards of professionalism at all times.

It is not possible to list all the forms of behavior that are considered unacceptable in the workplace. The following are examples of infractions of rules of conduct that may result in disciplinary action, up to and including termination of employment, without prior warning or progressive discipline, at the sole discretion of the Company:

●	Theft or inappropriate removal or possession of property
●	Falsification of Company records including but not limited to employment and attendance records
●	Possession, distribution, sale, transfer, or use of illegal drugs in the workplace, while on duty, or while operating Company-owned or provided vehicles or equipment
●	Fighting or threatening violence in the workplace
●	Negligence or improper conduct leading to damage of Company-owned or customer- owned property
●	Insubordination or other disrespectful conduct
●	Violation of safety or health rules
●	Violation of solicitation/distribution policy
●	Sexual or other forms of unlawful or unwelcome harassment
●	Possession of dangerous or unauthorized materials, such as explosives or firearms, in the workplace
●	Excessive absenteeism
●	Unauthorized disclosure of “business secrets” or confidential information
●	Violation of personnel policies
●	Unsatisfactory performance or conduct

Employment with Cocrystal is “at-will”, at the mutual consent of Cocrystal and the employee, and either party may terminate that relationship at any time, with or without cause, and with or without advance notice.

Drug and Alcohol Use

It is Cocrystal’s desire to provide a drug-free, healthful, and safe workplace. To promote this goal, you are required to report to work in appropriate mental and physical condition to perform your job in a satisfactory manner. While conducting business-related activities, you may not use, possess, distribute, sell, or be under the influence of illegal drugs or alcohol.

Sexual and Other Unlawful Harassment

Cocrystal has adopted a policy of “zero tolerance” with respect to unlawful employee harassment. Cocrystal is committed to providing a work environment that is pleasant, professional and free from all forms of discrimination and conduct that can be considered harassing, coercive, or disruptive, including sexual harassment. Actions, words, jokes, or comments based on an individual’s sex, gender, sexual orientation, race, color, national origin, age, religion, disability, or any other legally protected characteristic will not be tolerated.

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Sexual harassment is defined as unwanted sexual advances, or visual, verbal, or physical conduct of a sexual nature. This definition includes many forms of offensive behavior and includes gender-based harassment of a person of the same sex as the harasser. While it is not easy to define harassment, the following conduct are some examples that may constitute sexual harassment:

●	Unwanted sexual advances.
●	Offering employment benefits in exchange for sexual favors.
●	Making or threatening reprisals after a negative response to sexual advances.
●	Visual conduct that includes leering, making sexual gestures, or displaying of sexually suggestive objects or pictures, cartoons or posters.
●	Verbal conduct that includes making or using derogatory comments, epithets, slurs, or jokes.
●	Verbal sexual advances or propositions.
●	Verbal abuse of a sexual nature, graphic verbal commentaries about an individual’s body, sexually degrading words used to describe an individual, or suggestive or obscene letters, notes, or invitations.
●	Physical conduct that includes touching, assaulting, or impeding or blocking movements.

Unwelcome sexual advances (either verbal or physical), requests for sexual favors, and other verbal or physical conduct of a sexual nature may constitute sexual harassment when:

(1) submission to such conduct is made either explicitly or implicitly a term or condition of employment;

(2) submission or rejection of the conduct is used as a basis for making employment decisions; or,

(3) the conduct has the purpose or effect of interfering with work performance or creating an intimidating, hostile, or offensive work environment.

If you experience or witness sexual or other unlawful harassment in the workplace, report it immediately to your manager. If you receive an unsatisfactory response from your manager or the manager is unavailable or you believe it would be inappropriate to contact that person, you should immediately contact either of our Co-Chief Executive Officers.

Allegations of harassment will be thoroughly and discreetly investigated. When the investigation is completed, you will be informed of the outcome of the investigation.

Any manager who becomes aware of possible sexual or other unlawful harassment must immediately advise either of our Co-Chief Executive Officers so it can be investigated in a timely and confidential manner. Anyone engaging in sexual or other unlawful harassment will be subject to disciplinary action, up to and including, termination of employment.

The Company absolutely prohibits any form of retaliation against any employee for filing a bona fide complaint or assisting in a complaint investigation.

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Attendance and Punctuality

To maintain a productive and fair work environment, Cocrystal expects you to be reliable and to be punctual in reporting for scheduled work. Absenteeism and tardiness place a burden on other employees and on Cocrystal, and regular attendance is an essential function of all jobs at Cocrystal. In the rare instances when you cannot avoid being late to work or are unable to work as scheduled, you should notify your manager directly within two hours, or as soon as possible, of your anticipated tardiness or absence. If you are unable to call in because of illness or emergency, have someone call for you.

Absence from work for two consecutive days without notifying your manager will be considered a voluntary resignation. If you are absent for three or more successive days due to illness, you may be requested to provide written documentation from your physician stating the reasons for the absence and that you are able to return to work. At any time, your manager can request that you provide a physician’s note on your inability to work and/or ability to return to work.

Cocrystal would like you to be ready for work at the beginning of your assigned daily work hours and to reasonably complete your assignments by the end of the workday. Poor attendance and excessive tardiness are disruptive. Either may lead to disciplinary action, up to and including, termination of employment.

Resignation

Resignation is a voluntary act initiated by the employee to terminate employment with Cocrystal. Although advance notice is not required, Cocrystal requests the courtesy of at least two weeks written resignation notice from employees.

Prior to an employee’s departure, an exit interview may be scheduled to discuss the reasons for resignation and the effect of the resignation on benefits.

Progressive Discipline

The best disciplinary measure is the one that does not have to be enforced and comes from good leadership and fair supervision at all employment levels. Cocrystal’s own best interest lies in ensuring fair treatment of employees and in making certain that disciplinary actions are prompt, uniform, and impartial. The major purpose of any disciplinary action is to correct the problem, prevent recurrence, and prepare the employee for satisfactory service in the future.

Although employment with Cocrystal is based on mutual consent and both the employee and Cocrystal have the right to terminate employment at will, with or without cause or advance notice, Cocrystal may use progressive discipline at its discretion.

Disciplinary action may call for any of four steps -- verbal warning, written warning, suspension with or without pay, or termination of employment -- depending on the severity of the problem and the number of occurrences. Cocrystal recognizes that there are certain types of employee problems that are serious enough to justify either a suspension, or, in extreme situations, termination of employment, without going through the usual progressive discipline steps.

By using progressive discipline, we hope that most employee problems can be corrected at an early stage, benefiting both the employee and Cocrystal.

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Problem Resolution Policy

Cocrystal is committed to providing the best possible environment for its employees. Part of this commitment is encouraging an open and frank atmosphere in which any problem, complaint, suggestion, or question receives a timely response from Cocrystal management.

If a situation occurs when you believe that a condition of employment or a decision affecting you is unjust, or otherwise improper you should follow these steps:

1.	Present the situation to your manager immediately after the incident occurs. If your manager is unavailable or you believe it would be inappropriate to contact that person, you may present the problem to either of our Co-Chief Executive Officers

2.	Allow your manager to respond to the situation during discussion or after consulting with appropriate management, when necessary. Your manager will document the discussion.

3.	You present the situation to either of our Co-Chief Executive Officers, if you have not received a satisfactory response.

4.	Co-Chief Executive Officers counsels and advises you and interviews your manager(s), and any other relevant witnesses.

5.	The CEO reviews the problem, investigates and informs you of the decision.

Not every problem can be resolved to everyone’s total satisfaction, but only through understanding and discussion of mutual problems can employees and management develop confidence in each other. This confidence is important to the operation of an efficient and harmonious work environment.

Facilities & Safety

Safety Concerns

Cocrystal is committed to the safety and health of employees, customers and visitors and recognizes the need to comply with applicable regulations governing injury and accident prevention. Maintaining a safe work environment requires the continuous cooperation of employees.

Cocrystal will maintain safety and health practices consistent with the needs of our industry. Information regarding workplace safety and health issues is disseminated through regular internal communication channels such as department meetings, bulletin board postings, memos, or other written communications.

Each employee is expected to obey safety rules and to exercise caution in work activities. Employees must immediately report any unsafe condition to the appropriate manager. Employees who violate safety standards, who cause hazardous or dangerous situations, or who fail to report or, where appropriate, remedy such situations, may be subject to disciplinary action, up to and including termination of employment.

In the case of accidents that result in injury, regardless of how insignificant the injury may appear, employees should immediately notify the appropriate manager. If you see an employee who is sick or injured, contact your manager or Human Resources immediately so that appropriate emergency or medical personnel can be contacted. Injury reports are necessary to comply with laws and initiate insurance and workers’ compensation benefits procedures.

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Firearms

Cocrystal does not permit the possession of firearms in any of its facilities or property except when carried by authorized members of law enforcement, licensed security or a holder of a valid state or federal issued firearms carry license that has received written clearance from one of our Co-Chief Executive Officers.

Parking Lot

You are encouraged to use the parking areas designated for our employees. Remember to lock your car every day. Courtesy and common sense in parking will help eliminate accidents, personal injuries and damage to vehicles. If you should damage a car while parking or leaving, immediately report the incident, along with the license number of both vehicles and any other pertinent information to your manager or Human Resources.

Cocrystal is not responsible for any loss, theft, or damage to your vehicle or its contents.

Fire Prevention

Know the location of the fire extinguisher(s) or fire suppression systems and nearest exits in your area. Notify your manager if an extinguisher or system is used or if the seal is broken. Make sure flammable liquids or reactive chemicals are stored in appropriate and approved labeled safety areas and are not exposed to any ignition source or condition. In case of fire, dial 911 immediately and activate any fire alarm if safety permits. In all cases exit the building immediately and alert others to do the same.

Housekeeping

You are expected to keep your work area neat and orderly. Clear or neatly organize your desktop or lab space and work surface at the end of each workday. If you spill a liquid, clean it up immediately. Do not leave tools, materials or other objects on the floor that may cause others to trip or fall. Keep aisles, stairways, exits, electrical panels, fire extinguishers, and doorways clear. Always be aware of good health and safety standards, including fire and loss prevention. Please report anything that needs repair or replacement to your manager immediately.

Also, you are expected to clean up after yourself in the Breakroom. Wash your mug and put it away, wipe up the counters, etc. Be courteous in respect to the common areas.

Property & Equipment Care

It is your responsibility to understand the machines needed to perform your duties. If you find that a machine is not operating properly or in any way appears unsafe, please notify your manager or either Co-Chief Executive Officers immediately so that repairs or adjustments can be made. Under no circumstances should you operate a machine you deem unsafe, nor should you modify, adjust or defeat the safeguards provided.

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Company Policies & Practices

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Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal benefit (financial or otherwise) or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal under the federal securities laws. In order to comply with the securities laws against insider trading, the Company has adopted a specific policy governing employees’ trading in securities of the Company. The Company is required to provide you with a copy of our Insider Trading Policy. If you have not received this Policy, please notify your supervisor.

Emails, Texts and Social Media

Before you send an email or text, think. Will you be embarrassed or will the Company be subject to liability if the email or text becomes public or is obtained by a party that is antagonistic to the Company? Nobody is authorized to use social media, email or text messaging for the business of the Company, except as expressly authorized by the Chief Executive Officer.

Cocrystal maintains a hotline for employees to use in reporting any violations or concerns regarding the action of any employee, officer or director.

ETHICS HOTLINE POLICY

HOTLINE NUMBER:	1-877-511-9020

SCOPE:

This policy applies to all Cocrystal employees worldwide, including part time, temporary and contract employees.

PURPOSE:

Cocrystal is committed to the highest possible standards of ethical, moral and legal business conduct. In conjunction with this commitment and Cocrystal’s commitment to open communication, this policy aims to provide an avenue for employees to raise concerns and reassurance that they will be protected from reprisals or victimization for whistleblowing in good faith. However, if an employee feels that their anonymity is not required then they should follow our existing grievance procedure.

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POLICY:

The whistleblowing policy is intended to cover serious concerns that could have a large impact on Cocrystal, such as actions that:

● May lead to incorrect financial reporting;

● Are unlawful;

● Are not in line with company policy, including the Code of Business Conduct; or

● Otherwise amount to serious improper conduct.

Regular business matters that that do not require anonymity should be directed to the employee’s supervisor and are not addressed by this policy.

SAFEGUARDS:

Harassment or Victimization.

Harassment or victimization of individuals submitting hotline reports will not be tolerated.

Confidentiality.

Every effort will be made to protect the reporter’s identity by our hotline vendor. Please note that the information provided in a hotline report may be the basis of an internal and/or external investigation by our company into the issue being reported. It is possible that as a result of the information provided in a report the reporter’s identity may become known to us during the course of our investigation.

Anonymous Allegations.

The policy allows employees to remain anonymous at their option. Concerns expressed anonymously will be investigated, but consideration will be given to:

●	The seriousness of the issue raised;

●	The credibility of the concern; and

●	The likelihood of confirming the allegation from attributable sources.

Malicious Allegations.

Malicious allegations may result in disciplinary action.

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